THE TUTELARE CORPORATION

FINANCIAL STATEMENTS

For the period ended December 31, 2020

dbbmckennon

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Management
The Tutelare Corporation

Report on the Financial Statements
We have audited the accompanying balance sheet of The Tutelare Corporation (the "Company") as of December 31, 2020, and the related statements of operations, stockholders' equity, and cash flows, for the period from August 3, 2020 ("Inception") to December 31, 2020, and the related notes (collectively referred to as the "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tutelare Corporation. as of December 31, 2020, and the results of its operations, and its cash flows for the period from Inception to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses and relies on external financing, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

Newport Beach, California
July 16, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

THE TUTELARE COPORATION
BALANCE SHEET

		December 31, 2020
Assets		
Current assets		
Cash	$	144,366
Other receivable		168
Total current assets		144,534
Deposit		3,355
Deferred offering costs		20,000
Total assets		167,889
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable		-
Related party payables		90,000
Total liabilities		90,000
Commitments and contingencies (Note 4)		-
Stockholders' equity		
Common stock, no par value, unlimited authorized, 27,800,000 shares issued and outstanding		322,020
Accumulated Deficit		(244,131)
Total stockholders' equity		77,889
Total liabilities and stockholders' equity	$	167,889

The accompanying notes are an integral part of these financial statements.

THE TUTELARE COPORATION
STATEMENTS OF OPERATIONS

	Period from August 3, 2020 (Inception) to December 31, 2020
Operating Expenses	
General and administrative	$ 244,131
Total operating expenses	244,131
Net loss	$ (244,131)
Basic and diluted loss per common share	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	24,329,333

The accompanying notes are an integral part of these financial statements.

4

THE TUTELARE COPORATION
STATEMENT OF STOCKHOLDERS' EQUITY

| | Common Stock | | | Total |
	Number of Shares	Amount	Accumulated Deficit	Stockholders' Deficit
Balance, August 3, 2020 (Inception)	-	$ -	$ -	$ -
Founders' shares issued for cash	15,000,000	1,500	-	1,500
Shares issued for cash	4,800,000	240,000		240,000
Shares issued for services	8,000,000	80,000	-	80,000
Stock-based compensation	-	520	-	520
Net loss	-	-	(244,131)	(243,611)
Balance, December 31, 2020	**27,800,000**	**$ 322,020**	**$ (244,131)**	**$ 77,889**

The accompanying notes are an integral part of these financial statements.

THE TUTELARE COPORATION
STATEMENT OF CASH FLOWS

		Period from August 3, 2020 (Inception) to December 31, 2020
OPERATING ACTIVITIES		
Net loss	$	(244,131)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation		80,520
Changes in operating assets and liabilities:		
Other Receivable		(168)
Deposits		(3,355)
Related party payables		90,000
Net cash used in operating activities		(77,134)
FINANCING ACTIVITIES		
Proceeds from issuance of common shares		241,500
Deferred offering costs		(20,000)
Net cash provided by financing activities		221,500
Change in cash during the period		144,366
Cash, beginning of period		-
Cash, end of period	$	144,366
Supplemental disclosure of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. **NATURE OF OPERATIONS**

The Tutelare Corporation. (the "Company") was incorporated by Certificate of Incorporation issued pursuant to the provisions of the Wyoming Business Corporations Act on August 3, 2020 ("Inception"). The Company is an emerging weapons detection company focusing on the development of wearable or fixed weapon detection systems leveraging top military radar and missile guidance technology and artificial intelligence. The Company's head office and registered and records office address is 1623 Central Avenue, Suite 204, Cheyenne, WY 82001.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include changes in the regulatory environment, technological advances that render our technologies obsolete, availability of resources for testing, acceptance of technologies into the intended communities, and competition from larger, more well-funded companies. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. **GOING CONCERN**

We have incurred operating losses since Inception, and we will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, it at all. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon the financial support from its shareholders and other related parties and its ability to obtain financing for the continuing exploration and development of its sensors. These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The accompanying financial statements do not include any adjustments as a result of this uncertainty.

3. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). These financial statements of the Company are presented in United States dollars, which is the Company's functional currency

Use of estimates and judgements

The preparation of these financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period. Actual results could differ from these estimates. The preparation of these financial statements requires management to make judgments regarding the going concern of the Company, as discussed in Note 2.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers institutional money market funds and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' equity or the related debt, as applicable. As of December 31, 2020, $20,000 in deferred offering costs were included in the accompanying balance sheet.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income taxes

The Company applies ASC 740, Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss Per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Impairment of Long-Lived Assets

The Company follows FASB Accounting Standards Codification ("ASC") 360, *Accounting for Impairment or Disposal of Long-Lived Assets*. ASC 360 requires that if events or changes in circumstances indicate that the carrying value of long-lived assets or asset groups may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value would be required. Long-lived assets or asset groups that meet the criteria in ASC 360 as being held for sale are reflected at the lower of their carrying amount or fair market value, less costs to sell.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Transactions denominated in foreign currencies, including income and expenses, are translated into U.S. dollar amounts on the date of those transactions. Adjustments arising from foreign currency transactions are reflected in the statement of operations. Foreign currency translation adjustments during the period presented were negligible and therefore not presented.

Concentration of Credit Risk

The Company maintains its cash with a major chartered financial institution located in Canada primarily in United States dollar denominate accounts which it believes to be credit worthy. Balances are insured by the Canadian Deposit Insurance Corporation, a Canadian federal crown corporation, up to CAD $100,000. At times, the Company maintains balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4. **COMMITMENTS AND CONTIGENCIES**

We are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

5. **SHAREHOLDERS' EQUITY**

Common Stock

The Company is authorized to issue unlimited common shares with no par value.

Near Inception, the Company issued 15,000,000 common shares for $0.0001 per share to founders.

During the period ended December 31, 2020, the Company issued 4,800,000 common shares at $0.05 per common share, for total cash proceeds of $240,000.

Near Inception, the Company issued 8,000,000 common shares at $0.01, each, for consulting services. The value of shares issued was based on management estimate of fair value at the time of issuance.

Stock options

The board of directors established The Tutelare Corporation 2020 Stock Option Plan (the "Plan") under which they are authorized to grant stock options to executive Officers, Directors, employees, and consultants. Under the Plan, the number of options that may be issued is limited to no more than 15% of the Company's issued and outstanding shares immediately prior to the grant. The options can be granted for a maximum term of ten (10) years and vest at the discretion of the Board of Directors.

In 2020, the Company granted 3,350,000 stock options under the Plan to various advisors and employees with exercise prices ranging from $0.25 - $2.50 per share. The granted options had a weighted average exercise price of $1.38, expire in ten years, and vest quarterly over two years. The total grant date fair value of option grants in 2020 was approximately $4,000.

The schedule of the stock options for the period ended December 31, 2020 is as follows.

Expiry Date	Exercise Price	Granted	Exercised	Expired/ Cancelled	December 31, 2020
September 29, 2030	$0.25	1,675,000	-	-	1,675,000
September 29, 2030	$2.50	1,675,000	-	-	1,675,000
		3,350,000	-	-	3,350,000

As at December 31, 2020, options, with an average exercise price of $1.38 per share and an average remaining life of 9.75 years, were unvested. During the period ended December 31, 2020, the Company recognized stock-based compensation expense of $520 related to these options. The Company will recognize the remaining value of options through 2022.

The stock options granted in 2020 were valued using the Black-Scholes pricing model as indicated below:

Risk-Free Annual Interest Rate	1.40%
Expected Stock Price Volatility	87%
Expected Life of Options and Warrants	6 Years
Expected dividend yield	0%

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company's stock options.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies' common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. Forfeitures are recognized as incurred.

6. **INCOME TAXES**

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Cares Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act also established a Paycheck Protection Program whereby certain small businesses are eligible for a loan to fund payroll expenses, rent, and related costs.

The Company considered the provisions under the CARES Act and elected not to take advantage of the provisions of CARES Act as the effect of such provisions was not expected to have a material impact on the Company's results of operations, cash flows and financial statements.

At December 31, 2020, the Company had approximately $244,000 of net operating losses ("NOL") carry forwards for federal and state income tax purposes. These losses are available for future years and have no expiration under current regulations. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The provision for income taxes for continuing operations consists of the following components for the period ended December 31, 2020:

	2020
Current	$ -
Deferred	-
Total tax provision for (benefit from) income taxes	$ -

The provision for income tax expense at the federal statutory rate of 21% for the period ended December 31, 2020, the Company's effective rate is as follows:

	2020
Federal statutory rate	21.0 %
State tax, net of federal benefit	(0.0)
Permanent differences	(0.0)
Valuation allowance	(21.0)
Effective tax rate	0.0 %

At December 31, 2020, the Company had deferred tax assets of approximately $47,000 and has established a full allowance against all deferred tax assets. Valuation allowance increased by $47,000 during the period ended December 31, 2020. Deferred tax assets are primarily related to net operating loss carryforwards.

The Company will file tax returns in the United States and Wyoming. The Company is subject to U.S. federal and state tax examinations by tax authorities since Inception. As of December 31, 2020, the Company currently has no uncertain tax positions, nor any pending tax examinations.

7. **RELATED-PARTY TRANSACTIONS**

Key management personnel include those persons having the authority and responsibility of planning, directing and executing the activities of the Company. The Company has determined that its key management personnel consist of its Executive Officers and Directors. Other related parties to the Company include companies in which key management has control or significant influence. Four related party members entered into contracts which required $10,000 per month payments to each of them for services rendered. Accordingly, a total of $160,000 was owed under these agreements for which $70,000 was paid and $90,000 remains payable, as shown on the accompanying balance sheets of December 31, 2020. Key management and certain directors were issued 8,000,000 common shares for services provided to the Company.

8. **SUBSEQUENT EVENTS**

On January 5, 2021, the Company licensed from ItaCanTech Inc. an exclusive right in all territories and for all fields to the patent rights and know-how relating to technology known as Wearable and Fixed Weapons Detection (WFWD) for the detection of concealed weapons. The Company will pay royalties ranging from 3% to 4% based on volume of annual net sales. The Company will be subject to minimum royalty payments beginning in 2023 of $5,000 and $10,000 beginning in 2025. The Company has also agreed to milestone payments based on net sales ranging from $10,000 to $1,000,000.

On March 31, 2021, the Company issued 1,340,000 common shares at $0.05, each, for total cash proceeds of $67,000.

The Company has evaluated subsequent events that occurred after December 31, 2020 through July 16, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.